Munder Series Trust
480 Pierce Street
Birmingham, Michigan 48009

December 21, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Service

Re:	Pre-Effective Amendment No. 2 to Form N-14 for Munder Series Trust (the “Trust”) on behalf of the Munder Growth Opportunities Fund (333-169088)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective on December 22, 2010.

Very Truly Yours,

Munder Series Trust

By: /s/ Amy D. Eisenbeis
Name:  Amy D. Eisenbeis
Title:  Assistant Secretary

Funds Distributor, LLC

By: /s/ Mark S. Redman
Name:  Mark S. Redman
Title:  President, Broker-Dealers